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Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2003

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           Not Applicable

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohmann

	Name:	Dirk Lohmann
	Title:	CEO

By:	/s/ Christian Felderer

	Name:	Christian Felderer
	Title:	Group General Counsel

Date: May 7, 2003

Government of Singapore holds and manages 5.19% of Converium shares in various funds Putnam decreases holding in Converium from 5.112% to 4.928%

Converium Holding Ltd hereby informs that Government of Singapore, Investment Corporation Pte Ltd (GIC), 168 Robinson Road #37-01, in Singapore 068912, has acquired 2,077,570 registered shares in Converium Holding Ltd, Zug. This corresponds to 5.19% of Converium’s registered shares. These shares are held and managed in various funds. None of these funds is holding shares in an amount, which exceeds 5% of Converium’s registered share capital, and the shares are held for investment purposes.

Following receipt of notice from Putnam we furthermore inform you that Putnam Investment Management, LLC, and The Putnam Advisory Company, LLC (“Putnam”), one Post Office Square, Boston MA 02109, has changed its stake in Converium Holding Ltd registered shares in 2003 as follows:

•	Purchase of 2,029,788 registered shares or 5.074% of Converium Holding Ltd registered shares on January 28, 2003
•	Decrease from 2,029,788 to 1,925,647 registered shares or from 5.074% to 4.814% of Converium Holding Ltd registered shares on April 8, 2003
•	Increase from 1,925,647 to 2,044,965 registered shares or from 4.814% to 5.112% of Converium Holding Ltd registered shares on April 23, 2003
•	Decrease from 2,044,965 to 1,971,410 registered shares or from 5.112% to 4.928% of Converium Holding Ltd registered shares on April 25, 2003

These shares are held and managed in various funds. None of these funds is holding shares in an amount, which exceeds 5% of Converium’s registered share capital, and the shares are held for investment purposes.

Currently disclosed share holdings in Converium Holding Ltd, Zug

In accordance with the notification requirements as set by the SWX Swiss Exchange the following interests have been previously notified to Converium Holding Ltd, Zug.:

•	Fidelity International Limited (“Fidelity”), Hamilton/Bermuda — 9.87% (date of notification April 28, 2003)
•	Wellington Management Company (“Wellington”), LLP, Boston/Massachusetts, U.S.A. — 7.68% (date of notification January 11, 2002)
•	Government of Singapore (GIC), Singapore, — 5.19%, (date of notification April 24, 2003)
•	Putnam Investment Management, LLC und Putnam Advisory Company, LLC — 4.928% (date of notification April 25, 2003)

Fidelity is an investment advisor, which provides investment advisory and management services to a number of non-U.S. investment companies or instrument trusts and certain institutional investors.

Wellington is an investment advisor and portfolio manager having voting authority for 47 investment advisory clients, none of which has an individual shareholding in excess of 5%.
Government of Singapore Investment Corporation Pte Ltd (“GIC”) is a private company, wholly owned by the Government of Singapore and acts as a global asset manager.
Each Putnam entity is an investment advisor registered in the United States pursuant to the Investment Advisors Act of 1940.

Zug, May 7, 2003

For further information:

Michael Schiendorfer Media Relations Manager michael.schiendorfer@converium.com +41 (0)1 639 96 57	Zuzana Drozd Head of Investor Relations zuzana.drozd@converium.com +41 (0)1 639 91 20